Exhibit 99.1

PERDIGÃO S.A.

CNPJ/MF n.º 01.838.723/0001-27

A Public Company

EXTRACT FROM THE MINUTES OF THE 4TH/2009 ORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: May 15 2009 at 9:00 a.m. at Av. Escola Politécnica, 760, São Paulo, SP. QUORUM: The full complement of Board Members. PRESIDING OFFICIALS: Nildemar Secches, President and Ney Antonio Flores Schwartz, Secretary. RESOLUTIONS: 1) Election of the Board of Executive Officers: Pursuant to the terms of  item 10 of Article 19 and Article 20 of the Company’s Bylaws, the Board of Directors resolved to elect the Board of Executive Officers, with a term of office of 2 (two) years until the meeting in May 2011, being constituted as follows: Chief Executive Officer — José Antonio do Prado Fay, Brazilian, married, engineer, enrolled in the private individual taxpayers’ register (CPF) under number 210.397.040-34, bearer of ID  document number 4063224747, SSP/RS, resident and domiciled in São Paulo, SP; Chief Financial Officer and Investor Relations Officer, Leopoldo Viriato Saboya — Brazilian, married, agronomist, enrolled in the private individual taxpayers’ register (CPF) under number 196.987.158-00, bearer of ID  document number 24.425.916-1 SSP/SP, resident and domiciled in São Paulo, SP; Chief Operating Officer — Nilvo Mittanck, Brazilian, married, engineer, enrolled in the private individual taxpayers’ register (CPF) under number  489.093.519-34, bearer of ID  document number 10/C-3.411.303, SSP/SC, resident and domiciled in Curitiba, PR; General Director of Perdix Business Unit — Antonio Augusto de Toni, Brazilian, married, business administrator, enrolled in the private individual taxpayers’ register (CPF) under number 425.503.279-34, bearer of ID  document number 39.044.871-0, resident and domiciled in São Paulo, SP; General Director of Batavo Business Unit — Wlademir Paravisi, Brazilian, married, business administrator, enrolled in the private individual taxpayers’ register (CPF) under number 387.161.009-72, bearer of ID  document number 742.993, SSP/SC, resident and domiciled in Itajaí, SC; Business Development Officer — Nelson Vas Hacklauer, Brazilian, married, business administrator, enrolled in the private individual taxpayers’ register (CPF) under number 522.156.958-20, bearer of ID  document number 4.812.458, SSP/SP, resident and domiciled in São Paulo, SP; Technology Officer — Luiz Adalberto Stábile Benicio, Brazilian, married, animal scientist, enrolled in the private individual taxpayers’ register (CPF) under number 448.732.129-87, bearer of ID  document number 2.240.303, SSP/PR, resident and domiciled in São Paulo, SP; Human Resources Officer — Gilberto Antonio Orsato, Brazilian, married, business administrator, enrolled in the private individual taxpayers’ register (CPF) under number 356.481.390-04, bearer of ID  document number 1019124121, SSP/RS, resident and domiciled in São Paulo, SP. The Board of Directors also decided to approve the reappointment as member of the Senior Advisory Committee until December 31 2009, João Rozário da Silva, Brazilian, married, economist, enrolled in the private individual taxpayers’ register (CPF) under number 025.747.138-34, bearer of ID  document number 3.646.661-X, resident and domiciled in São Paulo, SP. 2) Project São Paulo: The Board resolved to approve the execution of the “Association Agreement” setting forth the agreement reached between Perdigão and Sadia relating to an association with a view to merging the businesses of the two companies. The “Association Agreement” set an exchange ratio equivalent to 68% for Perdigão and 32% for Sadia. The agreement provides for the sale, prior to the merger, of Sadia’s financial business, not related to the food business, to the existing controlling shareholders of Sadia, and the creation of a new controlling holding company of Sadia, excluding the financial business, to be merged into Perdigão through the incorporation of shares (known as an incorporação de ações). Sadia’s minority shareholders will migrate to Perdigão through a further incorporation of shares specifically for those shareholders of Sadia who hold the remaining common shares and preferred shareholders. Perdigão, which will be renamed BRF — Brasil Foods S.A., is expected to undertake a public offering of shares in order to capitalize the new Company in view of the financial requirements arising from the incorporation of Sadia’s shares. The Board of Directors also decided to authorize the Board of Executive Officers to take all measures deemed necessary for the implementation of the agreement. 3) Inclusion of a

Secondary Activity at Branches: The Board of Directors also resolved to include secondary activities at the Company’s following branches: 3.1) NIRE (Corporate Identification Registry Number): 29900911047, CNPJ (Corporate Taxpayers’ Registration Number): 01.838.723/0264-36, Address: Rod. BR 324,  8.859, Km 7.5, Bairro Pirajá, CEP: 41.290-550, Salvador, BA, secondary economic activities to be included: 46.31-1-00 — Wholesale commerce of milk and dairy products; 46.35-4-99 — Wholesale commerce of beverages not previously specified. 3.2) NIRE: 26900497175, CNPJ: 01.838.723/0162-01, Address: Av. Getúlio Vargas, 635, sala C 1, Bairro Curado, CEP: 50.950-000, Recife, PE, secondary activities to be included: 46.31-1-00 — Wholesale commerce of milk and dairy products; 46.35-4-99 — Wholesale commerce of beverages not previously specified; 3.3) NIRE: 15900319171, CNPJ: 01.838.723/0263-55, Address: Rod. BR 316, s/nº, Km 4,5, Bairro Águas Lindas, CEP: 67.020-000, Ananindeua, PA, secondary activities to be included: 46.31-1-00 — Wholesale commerce of milk and dairy products; 46.35-4-99 — Wholesale commerce of beverages not previously specified; 3.4) NIRE: 32900374558, CNPJ: 01.838.723/0113-23, Address: Rod. BR 101 Norte, Km 265, s/nº,  Bairro Laranjeiras Velha, CEP: 29.162-137, Serra, ES,  secondary activities to be included: 46.31-1-00 — Wholesale commerce of milk and dairy products; 46.35-4-99 — Wholesale commerce of beverages not previously specified; 3.5) NIRE: 42900835308, CNPJ: 01.838.723/0171-00, Address: Rua Bertolino Serpa, nº 501, Bloco 02,  Bairro Espinheiros, CEP: 88.317-070, Itajaí, SC, secondary activities to be included: 46.31-1-00 — Wholesale commerce of milk and dairy products; 46.35-4-99 — Wholesale commerce of beverages not previously specified; 3.6) NIRE: 41901071823, CNPJ: 01.838.723/0125-67, Address: Rod. BR 277, Km 67, s/nº, Sala 01,  Bairro São Sebastião, CEP: 83.075-000, São José dos Pinhais, PR, secondary activities to be included: 46.31-1-00 — Wholesale commerce of milk and dairy products; 46.35-4-99 — Wholesale commerce of beverages not previously specified; 3.7) NIRE: 13900155826, CNPJ: 01.838.723/0261-93, Address: Rua Santo Expedito, 138, Bairro Tarumã, CEP: 69.021-140, Manaus, AM, secondary activities to be included: 46.31-1-00 — Wholesale commerce of milk and dairy products; 46.35-4-99 — Wholesale commerce of beverages not previously specified; 3.8) NIRE: 35903526611, CNPJ: 01.838.723/0234-10, Address: Rua Guido de Camargo Penteado Sobrinho, 601, Bairro Parque Real, CEP: 13.067-703, Campinas, SP, secondary activities to be included: 46.31-1-00 — Wholesale commerce of milk and dairy products; 46.35-4-99 — Wholesale commerce of beverages not previously specified; 3.9) NIRE: 35903526599, CNPJ: 01.838.723/0262-74, Address: Avenida Nações Unidas, 51-15,  Núcleo Residencial Presidente Geisel, CEP: 17.033-260, Bauru, SP, secondary activities to be included: 46.31-1-00 — Wholesale commerce of milk and dairy products; 46.35-4-99 — Wholesale commerce of beverages not previously specified; 3.10) NIRE: 539002559055, CNPJ: 01.838.723/0279-12, Address: ST SAA, Quadra 04, LTS 565/615/665, Bairro Zona Industrial, s/nº,  Asa Norte, CEP: 70.632-400, Brasília, DF, secondary activities to be included: 46.31-1-00 — Wholesale commerce of milk and dairy products; 46.35-4-99 — Wholesale commerce of beverages not previously specified; 3.11) NIRE: 31901958676, CNPJ: 01.838.723/0194-99, Address: Rua Dois, 500,  Bairro Jardim Industrial, CEP: 32.215-400, Contagem, MG, secondary activities to be included: 46.31-1-00 — Wholesale commerce of milk and dairy products; 46.35-4-99 — Wholesale commerce of beverages not previously specified; 3.12) NIRE: 33900985931, CNPJ: 01.838.723/0100-09, Address: Av. Acrísio Mota, 350,  Bairro Guadalupe, CEP: 21.660-270, Rio de Janeiro, RJ, secondary activities to be included: 46.31-1-00 — Wholesale commerce of milk and dairy products; 46.35-4-99 — Wholesale commerce of beverages not previously specified; 3.13) NIRE: 35903526602, CNPJ: 01.838.723/0233-30, Address: Avenida Nossa Senhora de Fátima, 1.262,  Bairro Jardim Casqueiro, CEP: 11.530-030, Cubatão, SP, secondary activities to be included: 46.31-1-00 — Wholesale commerce of milk and dairy products; 46.35-4-99 — Wholesale commerce of beverages not previously specified; 3.14) NIRE: 42900835537, CNPJ: 01.838.723/0216-39, Address: Rua Hermann Kolberg, 373,  Bairro Centro, CEP: 89.560-000, Videira, SC, secondary activities to be included: 46.31-1-00 — Wholesale commerce of milk and dairy products; 46.35-4-99 — Wholesale commerce of beverages not previously specified.  4) Inclusion of a Secondary Branch Activity and Modification of an Existing Activity: The Board of Directors resolved to include secondary activities and modification of an existing activity  for the branch enrolled under NIRE: 43901314779,

CNPJ: 01.838.723/0053-58, Correct address: Rod. BR 116, 665,  Bairro Sede, CEP: 93.270-000, Esteio, RS, Secondary activities to be included: 46.35-4-99 — Wholesale commerce of beverages not previously specified; 46.34-6-01 — Wholesale commerce in beef and pork and byproducts; 46.34-6-02 — Wholesale commerce in slaughtered poultry and byproducts; 46.39-7-01 — Wholesale commerce in food products in general. 5) Opening of a Branch: The Board resolved to authorize the opening of a branch of the Company with activity as: 10.12-1-01 — Poultry Slaughtering, Address: Rodovia BR 160, Km 03, s/nº, Ala A, Bairro Sede, CEP: 78.415-000, Nova Marilândia, MT. 6) Alteration of Branch Activity: The Board of Directors resolved to authorize the alteration of the activity for the branch enrolled under NIRE: 43901315031, CNPJ: 01.838.723/0036-57, de 01.55-5-01: Chicken breeding for meat, to: 01.55-7-00: Hog breeding. 7) Alteration of Address of  Branches: The Board of Directors resolved to authorize the change in address of the following branches of the Company: 7.1) NIRE: 52900551014, CNPJ: 01.838.723/0181-74, principal activity: 46.23-1-99 — Wholesale commerce of agricultural raw materials not previously specified, from Rod. BR 364, s/nº, KM 233, Setor Francisco Antônio, CEP: 75.801-615, Jataí, GO, to Rod. BR 364, s/nº, KM 233, Zona Rural, CEP: 75.801-615, Jataí, GO; 7.2) NIRE: 52900550930, CNPJ: 01.838.723/0185-06, principal activity: 01.55-5-05 — Egg production from Rod. BR 364, s/nº, Km 179, lado esquerdo, Setor Francisco Antônio, CEP: 75.801-615, Jataí, GO, to Rod. BR 364, s/nº, Km 179, lado esquerdo, Zona Rural, CEP: 75.801-615, Jataí, GO; 7.3) NIRE: 52900550948, CNPJ: 01.838.723/0186-89, principal activity: 01.55-5-02 — Production of day-old chicks, from Rod. BR 364, s/nº, Km 194, Setor Francisco Antônio, CEP: 75.801-615, Jataí, GO, to Rod. BR 364, s/nº, Km 194, Zona Rural, CEP: 75.801-615, Jataí, GO; 7.4) NIRE: 52900550867, CNPJ: 01.838.723/0176-07, principal activity: 46.23-1-99 — Wholesale commerce of agricultural raw materials not previously specified, from Rod. GO 184/BR 364, s/nº, Km 0, Setor Francisco Antônio, CEP: 75.801-615, Jataí, GO, to Rod. GO 184/BR 364, s/nº, Km 0, Zona Rural, CEP: 75.801-615, Jataí, GO. 8) Other internal company matters. CONCLUSION: These minutes having been read and approved, were signed by the participants of the meeting.

NILDEMAR SECCHES	NEY ANTONIO FLORES SCHWARTZ
President	Secretary

FRANCISCO FERREIRA ALEXANDRE	JOÃO VINICIUS PRIANTI

LUÍS CARLOS FERNANDES AFONSO	CARLOS ALBERTO CARDOSO MOREIRA

MANOEL CORDEIRO SILVA FILHO	DÉCIO DA SILVA

RAMI NAUM GOLDFAJN

Important Notice

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Investors in American Depositary Shares (“ADSs”) of Sadia S.A. (“Sadia”) and U.S. holders of preferred shares of Sadia are urged to read the U.S. informational document regarding the association between Sadia and Perdigão S.A. (“Perdigão” and, together with Sadia, the “Companies”), when it becomes available, because it will contain important information.  U.S. holders of common shares of

Sadia are urged to read any informational document or other materials prepared for common shareholders of Sadia regarding the association because they will contain important information.  Perdigão expects to submit copies of these documents to the U.S. Securities and Exchange Commission (“SEC”) when they are available, and investors and security holders may obtain free copies of these documents and other documents filed by the Companies with the SEC at the SEC’s website at www.sec.gov.  A copy of any informational documents prepared for holders of ADRs or U.S. holders of common or preferred shares of Sadia (when available) may also be obtained for free from Perdigão.

This communication contains forward-looking statements. These statements are statements that are not historical facts and are based on the current view and estimates of management of the Companies of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the Companies, are intended to identify forward-looking statements. Statements regarding the structure and timing of any association between the Companies, business strategies, future synergies, future costs and future liquidity of the Companies, and pro forma results of operations and financial condition of the Companies are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties, including economic and market conditions in Brazil and globally, conditions in the industry of the Companies, any regulatory actions relating to the association, the ability of the Companies to achieve projected synergies and the risk factors outlined by each of the Companies in their filings with the SEC and the Brazilian Comissão de Valores Mobiliários (CVM). There is no guarantee that the expected events, trends or results will actually occur. Any changes in the assumptions and factors on which these forward-looking statements are based could cause actual results to differ materially from current expectations.